Exhibit 99.1

Browning West Issues Letter to Gildan Activewear’s Board of Directors Outlining Steps to Restore Stakeholder Confidence

Believes the Board’s Poor Handling of CEO Succession and Questionable Judgement Have Put Gildan’s Business and Shareholders at Great Risk

Outlines Critical Deficiencies in the Board’s CEO Search Criteria, Resulting in the Appointment of an Individual Lacking a Track Record of Value Creation and Critical Manufacturing and Vertical Integration Experience

Calls on the Company to Reinstate Glenn Chamandy as CEO, Remove Donald Berg as Chair and Appoint a Shareholder Representative to the Board to Prevent Permanent Damage at Gildan

Will Evaluate Its Right as a Shareholder to Reconstitute the Board by Requisitioning a Special Meeting if Gildan Fails to Correct Its Significant Missteps and Restore Stability to the Company

December 14, 2023 04:00 PM Eastern Standard Time

LOS ANGELES--(BUSINESS WIRE)--Browning West, LP ("Browning West" or “we”), which beneficially owns approximately 3.9% of the outstanding shares of Gildan Activewear Inc. (NYSE: GIL) (TSX: GIL), today issued the following letter to the Company’s Board of Directors.

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December 14, 2023

Gildan Activewear Inc.
600 Maisonneuve Blvd W #3300
Montreal, QC H3A 3J2
Attn: The Board of Directors

Subject: Restoring Stakeholder Confidence and Preventing Permanent Damage at Gildan

Members of the Board of Directors (the “Board”),

Browning West, LP (together with its affiliates, “Browning West” or “we”) owns approximately 3.9% of Gildan Activewear Inc.’s (“Gildan” or the “Company”) outstanding common shares, making us one of the Company’s largest shareholders. We are a long-term shareholder of Gildan and we have continually increased our investment over the past several years while never selling a share of the Company. Our confidence in Gildan’s business and long-term potential stems from our in-depth and multifaceted analysis, including 46 total meetings with senior leadership, 13 on-site visits, and multiple trips to the Company’s manufacturing plants in Honduras and North Carolina.

Through the course of our research, we found that Gildan’s long-time CEO and Co-Founder, Glenn Chamandy, is a strong leader who has played an instrumental role in the Company’s impressive success. Mr. Chamandy has built Gildan into a dominant business with a strong culture and a wide competitive moat, derived primarily from low-cost manufacturing and vertically integrated operations. Under Mr. Chamandy’s leadership, Gildan’s stock has generated a 99x total return for shareholders and the Company’s earnings per share have grown by nearly 16% annually over 25 years.1 We believe there are few leaders with Mr. Chamandy’s track record of value creation. Despite a challenging macroeconomic environment over the past four years, Mr. Chamandy delivered strong operational performance and large market share gains resulting in 54% growth in earnings per share.2 These share gains position the Company well for further earnings growth in a more normalized economic environment. We believe that under Mr. Chamandy’s leadership, Gildan’s share price was poised to be worth $60 to $80 USD over the next two years, which represents an approximately 80% to 140% increase from the current price, which assumes that Mr. Chamandy delivers $4 of earnings per share and the stock re-rates to its historical valuation range.3

Based on our knowledge of Mr. Chamandy’s strong historical record and the healthy trajectory of the business, we were alarmed that the Board abruptly terminated Mr. Chamandy as CEO – without cause or a viable explanation – on December 11th. The Board’s poor handling of succession and questionable judgement when it comes to its most important responsibility and decision have put Gildan’s business and shareholders at great risk. As described in subsequent sections of this letter, the Board’s CEO search criteria and process were flawed from the outset, resulting in the appointment of a new CEO with limited manufacturing experience and a record of value destruction. We are also concerned that the Board’s poorly overseen leadership transition may trigger attrition among Gildan’s other senior executives, which increases the risk of execution missteps given that Gildan’s business requires intense operational oversight. Finally, while there is never a good time to replace an engaged and value-creating CEO with one who has a history of value destruction, it is even more of a head-scratching decision to do so in a challenging economic environment, which has adversely impacted the industry in recent quarters.

The purpose of this letter is to detail our strong objection to the Board’s recent decisions and to propose tangible actions to restore stakeholder confidence and put Gildan on stronger footing. It is imperative that the Board acts in the best interests of the Company and its stakeholders and moves immediately to implement our recommended actions before permanent damage is done.

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I. Critical Deficiencies in the Board’s CEO Search Criteria Resulted in a Poor CEO Appointment

We believe there were three critical deficiencies in the Board’s CEO search criteria, which resulted in an unacceptable CEO appointment and a significant downgrade from Mr. Chamandy’s leadership. The Board’s search criteria should have prioritized candidates with: (i) best-in-class manufacturing and vertical integration experience, (ii) a clear and verifiable track record of value creation, and (iii) a demonstrated ability to manage an increasingly global business with vast scale.

The Board’s CEO appointee, Vincent Tyra, is lacking with respect to each of these three critical criteria and therefore threatens Gildan’s near- and long-term prospects.

i.	The Board’s CEO search criteria was flawed from the outset as it lacked a focus on best-in-class manufacturing and vertical integration experience, which is apparent in Mr. Tyra’s appointment. Through our substantial time spent understanding Gildan’s business and visiting facilities, we have come to appreciate that the Company’s remarkable long-term returns were primarily derived from unrivaled manufacturing excellence and vertical integration, which drove Gildan’s low-cost advantage and resulted in substantial market share gains. It should be obvious that Gildan’s next CEO would need experience running best-in-class manufacturing operations with a high degree of vertical integration and that this should have been a central tenet of the Board’s CEO search criteria.

However, in recent discussions with Gildan’s Chair, Donald Berg, we were perplexed to learn that the Board found Mr. Tyra to be a suitable fit due to non-rigorous, subjective qualities such as entrepreneurial spirit, passion, and competitiveness. Mr. Berg made no mention of best-in-class manufacturing or vertical integration experience as criteria for the CEO search and Mr. Tyra’s selection during our conversations.

After studying Mr. Tyra’s background, it became clear that none of his prior executive roles involved complex global manufacturing operations comparable to those of Gildan. Mr. Tyra’s longest-tenured CEO role appears to be as the leader of Broder Brothers, an apparel distributor. Our research suggests that Broder Brothers primarily focused on managing warehouses and inventory. Mr. Tyra also served as CEO of ISCO Industries, which appears to be primarily a distribution and fabrication business. Earlier in his career, Mr. Tyra appears to have held the divisional role of “President of Retail and Activewear” at Fruit of the Loom. As a marketing-centric company, Fruit of the Loom operates high-cost manufacturing facilities with little vertical integration. Furthermore, Fruit of the Loom has struggled for decades and lost tremendous market share to Gildan under Mr. Chamandy’s leadership.
ii.	The Board’s CEO search criteria does not emphasize a clear and verifiable record of value creation; It is alarming that Mr. Tyra has a track record of significant value destruction. The Partners of Browning West have co-led seven leadership searches at public companies, and in each case we have insisted on search criteria that includes a clear and verifiable record of value creation in order to minimize risk for stakeholders. It is disappointing that the Board appears to have omitted this critical criteria in its CEO search process. Mr. Tyra has destroyed substantial shareholder value in past executive roles at Fruit of the Loom and Broder Brothers, as well as in his past Chair role at Industrial Services of America. We are alarmed at Mr. Tyra’s appointment and worry that Gildan’s shareholders may suffer similar value destruction under his leadership.

The Board has stated that “Vince was President of Fruit of the Loom, where he led a turnaround of the company culminating in its sale to Berkshire Hathaway.” However, an investigation of the facts paints a very different picture. Mr. Tyra appears to have held the divisional role of “President of Retail and Activewear” per his LinkedIn profile and not “President of Fruit of the Loom” as Gildan’s press release suggested. We question why the Board and/or Mr. Tyra appear to mischaracterize Mr. Tyra’s seniority at Fruit of the Loom. During Mr. Tyra’s tenure as President of Retail and Activewear at Fruit of the Loom from 1997 to 2000, its share price declined by 99%, Activewear segment sales fell by 26%, and Activewear operating profit swung from $75 million USD to a loss of over $30 million USD.4 Activewear operating margins also averaged 4% during this period, well below the 18% to 20% operating margins shareholders expect from Gildan.5 In 1999, Fruit of the Loom filed for Chapter 11 bankruptcy. Berkshire Hathaway eventually acquired the business during the bankruptcy process in 2002, two years after Mr. Tyra left his role. While Mr. Tyra was at Fruit of the Loom, Gildan’s net earnings grew by 4x, and its stock, following its IPO in June 1998, increased nearly 5x under Mr. Chamandy’s leadership.6

During Mr. Tyra’s tenure as CEO of Broder Brothers from 2000 to 2005, the business’s net income declined from $7.3 million USD to a loss of $2.9 million USD.7 Broder Brothers’ operating margin averaged 2% during Mr. Tyra’s tenure, well below the 18-20% operating margins shareholders expect from Gildan.8 In the years following Mr. Tyra’s departure, the Company was forced to restructure to avoid bankruptcy, resulting in Broder Brothers’ existing equity holders experiencing an estimated 60% loss.9 Over the same period that Mr. Tyra was CEO of Broder Brothers, Gildan’s net earnings doubled and its stock increased 5x under Mr. Chamandy’s leadership.10

During Mr. Tyra’s tenure on the Board of Industrial Services of America from 2014 to 2019 and as Chair from 2018 to 2019, revenue declined by 55% and the share price declined by 77%.11 Its operations also suffered as metal commodity prices changed, which is relevant as Gildan must manage certain commodity exposure.

iii.	The Board’s CEO search criteria does not emphasize a candidate’s demonstrated ability to manage a large-scale, and increasingly global organization, and Mr. Tyra’s most recent experience appears to be managing businesses that would be classified as “microcap” due to their small scale. The Board highlights Mr. Tyra’s most recent experience working with private equity. Upon further research it appears that many of the companies he was involved in were subscale with EBITDA of less than $15 million USD.[12] We fail to see how this experience operating “microcap” companies qualifies him to run a business of Gildan’s scale with an enterprise value of nearly $7 billion USD and EBITDA of over $700 million USD. We are also concerned that Mr. Tyra’s experience with relatively small domestic companies makes him ill-prepared to lead a business with an expanding global reach, including new operations in Bangladesh. The Board has allocated substantial shareholder capital to the Bangladesh facilities, which are in the process of scaling up operations next year and will require impeccable execution. Finally, we are concerned to learn that Mr. Tyra does not plan to move to Gildan’s headquarters and instead will attempt to run Gildan’s vast global operations from Louisville, Kentucky, where he currently resides despite Gildan having no presence there today.[13]

II. Diverging Visions for Gildan’s CEO Succession

We believe it is important to draw a contrast between our understanding of the Board and Mr. Chamandy’s diverging visions for succession and Gildan’s future. We have learned that the primary reason for Mr. Chamandy’s termination was that he wanted to support the Board in carrying out a thoughtful succession plan over the next few years while remaining CEO. Mr. Chamandy’s more patient approach would have enabled the Company to further develop internal candidates for the CEO role, with the obvious advantage that such candidates are steeped in the Company’s unique culture and manufacturing excellence. In our experience, any Board should jump at the opportunity to leverage a CEO of Mr. Chamandy’s caliber in a thorough search for a successor, considering both internal and external candidates with clearly defined search criteria. We agree that succession should occur at Gildan, but it must be implemented thoughtfully and with relevant, well-defined criteria.

In contrast to Mr. Chamandy’s thoughtful approach, it appears that the Board’s vision for succession was to rush forward with a poor CEO appointment (i) based on an arbitrary timeline, (ii) with flawed CEO search criteria, (iii) without the involvement of Mr. Chamandy, and (iv) in a challenging economic environment. We question why the Board neglected to utilize Mr. Chamandy’s wisdom, especially given his outstanding multi-decade track record. Had the Board consulted him, it would likely have learned that manufacturing excellence is a critical skill set for any future CEO. The Board’s lack of thoughtful succession planning culminated in the abrupt termination of Mr. Chamandy, a disjointed transition plan, and the appointment of a new CEO who lacks critical best-in-class manufacturing experience and has a clear track record of value destruction. In just three days since the Board’s rash announcement, the share price has underperformed the most relevant index by 14%, causing significant harm to shareholders. This is in stark contrast to the 28% outperformance the Company had achieved year to date prior to the Board’s shocking announcement.14

III. Browning West’s Clear and Immediate Solution

In light of the critical issues set forth above, Browning West is demanding the Board immediately take the following three actions:

i.	Reinstate Mr. Chamandy to the Board and as CEO. The Board must immediately reinstate Mr. Chamandy into his prior role, ensuring that Gildan’s leadership retains the strategic vision, manufacturing expertise, and culture that are critical for the business. We have reason to believe that Mr. Chamandy is eager to return to the CEO role. After his reinstatement, the Board will have the ability to conduct a thoughtfully constructed CEO succession process over the next few years, which can include preparing internal candidates as well as seeking out the very best external candidates with substantial value creation track records and best-in-class manufacturing experience. The Board should also reinstate all of Mr. Chamandy’s prior compensation arrangements and incentives.

ii.	Remove Mr. Berg as Chair of the Board and initiate a search for a new Chair. Mr. Berg must be immediately removed as Chair, and he should voluntarily resign from the Board now before his term expires at the Company’s upcoming Annual General Meeting in May 2024. The Board should immediately commence a search to appoint a new Chair. We recommend that current Director Craig Leavitt assume the role of Chair on an interim basis as the permanent Chair search is conducted. The criteria for a new Chair will include a track record of value creation in prior leadership roles and success leading CEO succession plans. Browning West has had conversations with several high-quality candidates who meet these criteria and are interested in the position.
iii.	Appoint Browning West co-founder Peter Lee to the Board as a representative of a significant, long-term shareholder. A shareholder representative must be immediately added to the Board to bring financial acumen and expertise in investor relations, capital allocation and succession, especially considering the Board’s egregious missteps as it relates to succession planning. Based on (i) our deep knowledge of the Company, (ii) our experience leading public company CEO and Chair appointments, and (iii) our strong relationship with the broader management team, we believe that Mr. Lee will be a very effective Director. Mr. Lee will co-lead the search for a high-quality Chair to replace Mr. Berg, and Mr. Lee will collaborate with Mr. Leavitt and the Governance Committee on this search. Mr. Lee will make Browning West’s resources available to Gildan, providing analytical skills, research capabilities and financial expertise to the Board at no cost. The presence of a long-term oriented director with a large shareholding will substantially improve the Board’s alignment with shareholders and help restore investor confidence.

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Based on normal course conversations we have had with many of the Company’s large shareholders in recent days, we believe that a substantial percentage of the Company’s owners share many of our deep concerns.

We remain long-term owners of Gildan and are confident in the value-creation potential of the business. However, we believe the Board must act urgently to correct its substantial missteps and restore stability to the Company. If the Board does not act with urgency, we will consider exercising our rights as a shareholder, including with respect to requisitioning a special meeting to reconstitute the Board.

We look forward to speaking soon to discuss the implementation of our proposed actions.

Sincerely,

Usman S. Nabi
Peter M. Lee

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No Solicitation

This press release is for informational purposes only and is not a solicitation of proxies. If Browning West determines to solicit proxies in respect of any meeting of shareholders of the Company any such solicitation will be undertaken by way of an information circular or as otherwise permitted by applicable Canadian corporate and securities laws.

About Browning West, LP

Browning West is an independent investment partnership based in Los Angeles, California. The partnership employs a concentrated, long-term and fundamental approach to investing and focuses primarily on investments in North America and Western Europe.

Browning West seeks to identify and invest in a limited number of high-quality businesses and to hold these investments for multiple years. Backed by a select group of leading foundations, family offices, and university endowments, Browning West's unique capital base allows it to focus on long-term value creation at its portfolio companies.

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1 Bloomberg market data as of December 13, 2023 and represents total return since June 17, 1998 IPO through December 8, 2023. Adjusted EPS CAGR measured from FY1998 through FY2023 from Gildan Annual Report and Gildan guidance.
2 Adjusted EPS CAGR measured from FY2019 to FY2023 based on Gildan Annual Report and FY2023 Gildan guidance.
3 Target price derived from applying 15 – 20x P/E multiple to Browing West two year EPS estimate of $4.
4 Fruit of the Loom 1999 and 2000 10-Ks, Bloomberg market data as of December 13, 2023 and represents share price performance from September 8, 1997 through May 1, 2000. Activewear segment revenue and operating earnings measured from 1997 through 2000, the period which Tyra served as Executive Vice President and then President of Activewear. Tyra was appointed President of Retail in December 1999 in addition to his role as President of Activewear.
5 Fruit of the Loom 1999 and 2000 10-Ks. Represents average Activewear segment operating margin from 1997 through 2000. Gildan operating margin target from March 2022 Investor Day presentation.
6 Gildan Annual Reports, Bloomberg market data as of December 13, 2023. Net earnings growth measured from 1997 through 1999 and stock performance measured from June 17, 1998 IPO through May 1, 2000.
7 Broder Bros., Co. public SEC filings including Amended S-4 filed April 16, 2004, 2004 10-K and 2005 10-K. Net income measured from 1999 (year prior to Tyra’s appointment as CEO) through 2005.
8 Broder Bros., Co. public SEC filings including Amended S-4 filed April 16, 2004, 2004 10-K and 2005 10-K. Average operating margin measured from 2000 through 2005.
9 Broder Bros., Co. 2008 10-K. In May 2009, the Company completed an exchange offer which resulted in holders of Senior Notes due October 15, 2010 being exchanged for newly issued Senior Payment-in-Kind Notes due October 15, 2013 and 96% of the pro forma equity. Estimate of equity value loss assumes Broder Brothers was valued at a 10x FY2008 Adjusted EBITDA multiple pre- and post-exchange offer.
10 Gildan Annual Reports, Bloomberg market data as of December 13, 2023. Net earnings growth measured from 2000 through 2005 and stock performance measured from May 1, 2000 through December 30, 2005.

11 Bloomberg market data as of December 13, 2023 and represents total return from June 15, 2014 through December 31, 2019. Revenue measured from 2014 through 2018 from Industrial Services of America 2014 and 2018 10-Ks.
12 Mr. Tyra has served as an operating partner at Southfield Capital for both their private equity and mezzanine funds. Per their website, their private equity strategy targets companies with between $4 and $15 million of EBITDA and a minimum $3 million of EBITDA for their mezzanine strategy.
13 Article written by Chris Otts published December 12, 2023 on WDRB.com titled “Former Louisville AD Vince Tyra to lead global clothing maker.”
14 Bloomberg market data as of the writing of this letter at 10:30am EST on December 14, 2023. Underperformance represents total return for Gildan stock relative to the Russell 2000 Index from December 8, 2023 through 10:30am EST December 14, 2023. Gildan outperformance relative to the Russell 2000 year to date calculated as the difference between the total return for Gildan and the Russell 2000 between December 31, 2022 and December 8, 2023.

Contacts

Browning West
info@browningwest.com
310-984-7600

Longacre Square Partners
Charlotte Kiaie / Scott Deveau, 646-386-0091
browningwest@longacresquare.com